Mandelbaum Salsburg P.C.
Vincent J. McGill	1270 AVENUE OF THE AMERICAS, Suite 1808	Direct Dial: 212 324-1876
Partner	NEW YORK, NEW YORK 10020	E-mail: vmcgill@lawfirm.ms

August 2, 2018

Office of Telecommunications

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Joshua Shainess

Re:	One Horizon Group, Inc. Current Report on Form 8-K/A filed on July 27, 2018 File No. 001- 36530

Dear Mr. Shainess:

        On behalf of our client, One Horizon Group, Inc. (the “Company”), we have filed concurrently with this letter an amendment to the Form 8-K reporting the acquisition of Banana Whale Studios PTE Ltd (“BWS”) including the audited financial statements of the acquired company and revised pro forma financial information after giving effect to the acquisition.

In response to the staff’s inquiry as to the accounting principles that the Company filed in completing the pro forma financial statements and intends to follow in its future financial statements, please be advised as follows:

The Company has accounted for the acquisition of the ownership interests in BWS in accordance with ASC 805 as a business combination. The Company will perform a purchase price allocation of the fair value of the 7,383,000 shares of the Company’s common stock issued to the sellers as required by ASC 805-20-25-1. Additionally, the Company will account for the contingent consideration in accordance with ASC 805-30-25-5 through 25-7, and is evaluating whether the contingent consideration should be classified as equity or a liability in accordance with ASC 480. Should the contingent consideration be classified as a liability (or asset), then the Company would revalue this amount each reporting period and record a charge to earnings (ASC 805-30-35-1b). If equity treatment is appropriate, then there would be no subsequent measurement (ASC 805-30-35-1a).

Please call me or Mark Orenstein at (212) 324-1877 if you have any further comments or questions.

The Company would like to submit an acceleration request for the resale registration statement as soon as practicable.

Very truly,

/s/ Vincent J. McGill